Change in Auditor

On June 30, 2006 (the Closing Date), Institutional
Capital Corporation and New York Life Investment
Holdings LLC (NYLIM Holdings) completed their merger, under which Institutional Capital
Corporation became a wholly-owned subsidiary of NYLIM Holdings (the Transaction). NYLIM
Holdings is an affiliate of New York Life
Investment Management LLC (NYLIM),
and a subsidiary of New York Life Insurance
Company. After the Closing Date, Institutional
Capital Corporation became known as Institutional
Capital LLC (ICAP).

Due to the merger, NYLIM Holdings has decided to utilize the services of KPMG LLP as the Independent Auditor of the ICAP Funds, Inc.
(ICAP) effective September 1, 2006. As a result, the agreement between ICAP and Ernst & Young LLP as the Independent Auditor will be terminated effective August 31, 2006.